111 E. Wacker Drive, Suite 2800
Chicago, Illinois 60601
Tel 312.527.4000 Fax 312.527.2015
www.shefskylaw.com

Paul T. Jenson
Direct: (312) 836-4046
Facsimile: (312) 275-7581
E-mail: pjenson@shefskylaw.com

In Reference To:
025793-00002

February 17, 2009

Mr. Daniel L Gordon

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:	NTS Realty Holdings Limited Partnership
Form 10-K for the year ended December 31, 2007
Filed March 25, 2008
File No. 001-32389

Dear Mr. Gordon:

We are writing on behalf of our client, NTS Realty Holdings Limited Partnership (the “Company”), in response to the additional comment contained in the Staff’s letter dated January 29, 2009.  In addition, for your convenience we have reproduced your comment in this letter and included our response directly below the comment.

Form 10-K for the Year Ended December 31, 2007

Consolidated Statements of Cash Flows, page 39

We have reviewed your response to our comment, and it appears that your investments in The Overlook at St. Thomas and Creeks Edge at Stony Point would not be within the scope of EITF 96-16 as EITF 96-16 does not apply to investments in noncorporate entities.  We reissue our prior comment with clarification.  Please tell us how you determined it was appropriate for you to consolidate 100% of the assets acquired, given that you own a direct interest in the real estate assets, and not a controlling interest in an entity which owns 100% of these assets.  If these assets were held in corporate entities in which you owned a controlling interest, it would appear that they should be consolidated, but given the fact that you own undivided interests directly in the assets themselves, it is not clear why you have consolidated.  It appears that these assets are real property owned by undivided interests and subject to joint control, as contemplated by paragraph 11 of SOP 78-9, and as such, should be accounted for under the equity method.  Refer to paragraph 1 of EITF 00-01 and paragraph 11 of SOP 78-9.

RESPONSE:

The Company owns a 60% undivided tenant-in-common interest in The Overlook at St. Thomas in Louisville, Kentucky and a 51% undivided tenant-in-common interest in Creek’s Edge at Stony Point in Richmond, Virginia, both of which are the majority interest in each property. The Company has consolidated these properties based on its determination that the Company controls the properties through a combination of its majority ownership in the properties and the management of the properties by an affiliated company under common control.  In making this assessment, the Company considered the guidance found in paragraph 1 of EITF 00-1, paragraph 11 of SOP 78-9 as well as EITF 04-5 and EITF 96-16.

The agreements between the tenant-in-common owners provide the Company significant elements of control in relation to the operations of the properties as majority owner.  Most decisions regarding the properties, including budgets, capital and major repair or maintenance expenditures, require only the approval of the owners owning more than 50% of the property.  For both properties in question, the agreements provide the Company, through its ownership interest, the ability to unilaterally make such decisions.  The Company further controls the daily operations of The Overlook and Creek’s Edge through its relationship with its affiliate, NTS Development Company, as described further below.  The agreements between the tenant-in-common owners specifically appoint NTS Development Company as the property manager for each of the properties.  In this role, NTS Development Company controls every facet of the daily operations of these properties, including matters such as credit decisions with respect to tenants, treasury management, capital projects and timing, risk management, tax levy protests, routine litigation, staffing, vendor selection, collection of rents and disbursement of payments.  All management decisions, including strategy, marketing and pricing, are made by NTS Development Company’s personnel at their discretion pursuant to the management agreements.

As of December 31, 2007, Mr. J.D. Nichols, the Company’s Chairman, beneficially owned approximately 57.5% of the Company’s outstanding units.  Mr. Nichols’ majority ownership effectively allows him the power to elect all of the directors and control the management, operations and affairs of the Company.  Mr. Nichols also controls NTS Development Company through his 75% ownership interest in its sole shareholder.  The Company exercises its control over the properties managed by NTS Development Company through Mr. Nichols and the common ownership structure.

In the Company’s assessment of its control over these properties, it considered the rights possessed by the Company in relation to the rights possessed by the other owners in the tenancies-in-common.  The Company considered the significance of these rights in the context of the properties owned by the tenants-in-common.  Both The Overlook and Creek’s Edge are operating multifamily properties with 484 and 202 resident units, respectively.  The daily operating and management decisions discussed above are of critical importance to maintaining the occupancy levels and resultant revenues necessary to pay operating expenses, service the debts and provide a reasonable return to the owners, given the nature of the properties.  The agreements between the tenant-in-common owners provide that decisions related to the sale or financing of the property, modification to the form of lease for tenants, and settlement of litigation or environmental matters in excess of $250,000, require the unanimous consent of all owners.  As the tenant-in-common arrangements primarily govern the owners’ actions subsequent to the purchase and financing of the properties, the Company believes that decisions related to other matters, such as financing, development or sales, are less significant in assessing control.  Through the rights under the tenant-in-common arrangements and the management agreements with NTS Development Company, the Company controls the most significant decisions to be made at these properties.

Given the extent of the control over the properties that is allocated to the Company, management determined that The Overlook and Creek’s Edge are not subject to joint control of the tenants-in-common, but rather are controlled substantially by the Company.  As the rights of the minority tenant-in-common owners are not sufficient to result in the properties being subject to joint control, the Company determined that its interests should not be presented in the same manner as either noncontrolled partnerships accounted for under the equity method or under a proportionate consolidation as discussed in EITF 00-1 and paragraph 11 of SOP 78-9.  Instead, the Company determined that based on the control exercised by the Company over these properties, the most appropriate presentation was to consolidate the properties in the same manner as controlled partnerships or entities.

SOP 78-9 does not contain interpretive guidance on evaluating control.  In confirming its conclusion that it controls the aforementioned properties, the Company considered other elements of the accounting literature that are relevant in evaluating control.  Paragraphs 7 and 9 of SOP 78-9 specifically indicate that the guidance in EITF 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights should be used in assessing control for general partnerships and limited partnerships respectively.  In confirming the Company’s conclusion, it applied the guidance in EITF 04-5 to determine whether the rights held by the other tenant-in-common owners indicate that the Company does not control the properties. Specifically, the Company considered the guidance contained in paragraphs 14 to 16 of EITF 04-5 regarding protective and participating rights.  This guidance states as follows:

“Protective Rights

The Task Force believes that limited partners’ rights (whether granted by contract or by law) that would allow the limited partners to block the following limited partnership actions would be considered protective rights and would not overcome the presumption of control by the general partners.

•                  Amendments to the limited partnership agreement.

•                  Pricing on transactions between the general partners and the limited partnership and related self-dealing transactions.

•                  Liquidation of the limited partnership initiated by the general partners or a decision to cause the limited partnership to enter bankruptcy or other receivership.

•                  Acquisitions and dispositions of assets that are not expected to be undertaken in the ordinary course of business. (Limited partners’ rights relating to acquisitions and dispositions that are expected to be made in the ordinary course of the limited partnership’s business are participating rights. Determining whether such rights are substantive requires judgment in light of the relevant facts and circumstances-see “Factors to Consider” and Exhibit 04-5A.)

•                  Issuance or repurchase of limited partnership interests.

The Task Force considered the above to be illustrative of some, but not all, of the protective rights that often are provided to limited partners.

Substantive Participating Rights

The Task Force believes that limited partners’ rights (whether granted by contract or by law) that would allow limited partners to effectively participate in the following actions of the limited partnership should be considered substantive participating rights and would overcome the presumption that the general partners control the limited partnership:

•                  Selecting, terminating, and setting the compensation of management responsible for implementing the limited partnership’s policies and procedures.

•                  Establishing operating and capital decisions of the limited partnership, including budgets, in the ordinary course of business.”

As noted in our prior response, the Company also considered the guidance in EITF 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights, which is consistent with EITF 04-5 and is based on an analysis of whether the rights held by a minority owner are participating or protective in nature.

We believe that the minority tenant-in-common owners’ rights represent protective rights under the guidance contained in EITF 04-5 and that the rights of the Company through its tenant-in-common agreements and its affiliate relationship with Mr. Nichols and NTS Development Company represent a controlling financial interest in the aforementioned properties, thus requiring consolidation.  In addition, management believes consolidation is more meaningful and adds considerable transparency for the Company’s financial statement users when compared to the presentation and disclosure that would be generated with the equity method.

The Company acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We appreciate the opportunity to respond to the Staff’s comments with respect to the Company’s Form 10-K for the year ended December 31, 2007.  The Company hopes that the information included in this response satisfies the Staff’s comments.

Please contact me if you have any questions or require additional information.

Sincerely,

SHEFSKY & FROELICH LTD.

/s/ Paul T. Jenson
Paul T. Jenson

PTJ/dja
cc:	Brian F. Lavin
Gregory A. Wells
Timothy Baker
Cezar M. Froelich